Enterra Energy Trust Announces New Director Appointment

Calgary, Alberta – (Marketwire – February 20, 2008) – Enterra Energy Trust (“Enterra” or the “Trust”) (TSX: ENT.UN, NYSE: ENT) announces that it has appointed Mr. Victor Dusik as a new director of the Trust. Concurrently, Mr. Keith Conrad has resigned as a director of Enterra.

“On behalf of Enterra’s Board of Directors, I welcome Vick to our team. His extensive background in finance and corporate governance will be valuable assets as the Trust evolves in 2008 and beyond,” stated Peter Carpenter, Director. “Further, I wish to thank Keith Conrad for his years of service to Enterra during a challenging period in the Trust’s history.”

Mr. Dusik is a Chartered Accountant and Chartered Business Valuator with extensive experience including the areas of corporate finance, acquisitions and divestitures, public reporting and compliance. He is Chief Financial Officer of Run of River Power Inc., a publicly traded developer of environmentally friendly energy based in Vancouver, British Columbia. Previously, Mr. Dusik has held the positions of Vice President Finance and Chief Financial Officer with Maxim Power Corp., and Chief Executive Officer of Monarch Capital Limited. He spent more than 30 years in various progressive positions with Ernst & Young LLP providing public accounting and consulting services to a wide variety of companies and industry sectors. He served as a director of Taylor NGL Limited Partnership as well as numerous other public companies. Mr. Dusik holds a Master of Business Administration from the Richard Ivey School of Business, the University of Western Ontario.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada, and in Oklahoma, U.S.A.

For further information please contact:

Kristin Mason
Investor Relations Coordinator
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com